Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, CA 90071

March 9, 2007

Securities and Exchange Commission

via EDGAR

Re:	Educate, Inc. Preliminary Proxy Statement

Ladies and Gentlemen:

Educate, Inc. (the “Registrant”) hereby files via EDGAR one electronic copy of its Preliminary Proxy Statement (the “Proxy Statement”) in connection with its Special Meeting of Stockholders, complete with certain annexes thereto (the “Annexes”). The Proxy Statement and Annexes are filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder.

Should the staff have any questions regarding the foregoing, please do not hesitate to call me at (213) 687-5379 or Jeffrey Cohen at (213) 687-5288.

Very truly yours,

/s/ Rick Madden

Rick Madden